UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 14, 2022	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on November 9, 2022

Minutes No.373: In the City of Buenos Aires, on November 9, 2022, the Board of  Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of Directors Marcelo Atilio SUVA, Miguel DODERO, José Luis MOREA, Diego PETRACCHI, Tomas WHITE, Martin LHEZ, Martina BLANCO, Ignacio VILLAMIL, Mario ELIZALDE, Jorge Eduardo VILLEGAS, and Guillermo PONS. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 3 p.m. Then, the (...) third item on the Agenda is put to vote: 3) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED BALANCE SHEET,  CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, COMPLEMENTARY NOTES, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL BALANCE SHEET, INDIVIDUAL CASH FLOW STATEMENT AND INFORMATIVE SUMMARY FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2022. Mr. DODERO asks Mr. Juan Avigliano, Accounting and Accounts Payable Manager of the Company, to present the topic. Mr. Juan Avigliano takes the floor and informs that the Board of Directors must consider and approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Complementary Notes, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, and the Informative Summary for the nine-month period ended September 30, 2022. Such documentation was previously known by the Board of Directors. After a short debate and after acknowledging the Statutory Audit Committee report and the reports by the Independent Auditors, the members of the Board of Directors unanimously approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Complementary Notes, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement and Informative Summary for the nine-month fiscal period ended September 30, 2022. Mr. DODERO remains on the floor and informs to the people present about the compliance status with the General Resolution No. 611/12 of Comisión Nacional de Valores (Argentine Securities Commission). In that sense, Mr. DODERO informs that the Company is aware of the Reconciliation between the Professional Accounting Standards (NCP) and the International Financing Reporting Standards (IFRS) (the “Standards”), which apply to the investments that the Company keeps with Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U., all companies which are periodically monitored by the Company, therefore, it can be concluded that all significant items with a different treatment from the Standards have been considered in the Reconciliation, and the Board of Directors of the Company unanimously approves the Reconciliation thereof. (...) Before adjourning the meeting, the Statutory Auditor Cesar Halladjian takes the floor representing the Statutory Audit Committee to put on record the frequency of the decisions taken in this meeting as per the Bylaws, the Argentine Business Entities Act and the CNV General Resolution No. 830/20. There being no further business to transact, the meeting is adjourned at 4.45 p.m.

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